October 23, 2006
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Donna Levy

Re:	NACG Holdings Inc. Form F-1 File No. 333-135943
Ladies and Gentlemen:
On behalf of the above-referenced Registrant, set forth below is the Registrant’s understanding of the position of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the presentation of the Registrant’s capitalization information in the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).
In Section III.B.f. of “International Reporting and Disclosure Issues in the Division of Corporation Finance,” November 1, 2004, the Staff notes that while Item 3.B of Form 20-F requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement, Item 8 of Form 20-F permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. The Staff also acknowledges that the age requirement for the capitalization table for foreign private issuers is considerably more stringent than the 135-day window customarily used by U.S. issuers in their registration statements. The Staff then concludes that:
“Consistent with historical practice, the staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement. If there have been significant subsequent changes in capitalization such as debt or equity issuances, recapitalizations, or special dividends, these changes should be reflected in “as adjusted” columns or footnotes to the table.”

United States Securities and Exchange Commission
October 23, 2006

In conformity with the Staff’s position, the Registrant hereby confirms that it intends to present its capitalization table as of the same date as the most recent balance sheet required in the Registration Statement and will reflect any significant subsequent changes in its capitalization in footnotes to the capitalization table.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-221-1456 or Gary W. Orloff at 713-221-1306.

Very truly yours, Bracewell & Giuliani LLP
/s/ Troy L. Harder
Troy L. Harder

TLH/lc

cc:	Mr. Vincent J. Gallant NACG Holdings Inc.

Mr. Kris F. Heinzelman Cravath, Swaine & Moore LLP